Table of Contents
Management’s Discussion and Analysis
1.	Highlights	1
2.	Introduction	2
3.	About CAE	4
4.	Foreign exchange	10
5.	Non-GAAP and other financial measures	11
6.	Consolidated results	13
7.	Results by segment	16
8.	Consolidated cash movements and liquidity	21
9.	Consolidated financial position	22
10.	Event after the reporting period	24
11.	Changes in accounting policies	24
12.	Controls and procedures	24
13.	Selected quarterly financial information	25
Consolidated Interim Financial Statements
Consolidated statement of financial position		26
Consolidated income statement		27
Consolidated statement of comprehensive income (loss)		28
Consolidated statement of changes in equity		29
Consolidated statement of cash flows		30
Notes to the Consolidated Interim Financial Statements
Note 1 – Nature of operations and summary of significant accounting policies		31
Note 2 – Changes in accounting policies		32
Note 3 – Net assets held for sale and discontinued operations		33
Note 4 – Accounts receivable		33
Note 5 – Finance expense – net		34
Note 6 – Government assistance		34
Note 7 – Earnings per share and dividends		34
Note 8 – Employee compensation		35
Note 9 – Other gains – net		35
Note 10 – Restructuring costs		35
Note 11 – Supplementary cash flows information		35
Note 12 – Contingencies		36
Note 13 – Fair value of financial instruments		36
Note 14 – Operating segments and geographic information		39
Note 15 – Related party transactions		41
Note 16 – Event after the reporting period		41

Management’s Discussion and Analysis

for the three months ended June 30, 2015

1.     HIGHLIGHTS

FINANCIAL

FIRST QUARTER OF FISCAL 2016

Revenue from continuing operations lower compared to last quarter and higher compared to the first quarter of fiscal 2015

-    Consolidated revenue from continuing operations was $557.0 million this quarter, $74.6 million or 12% lower than last quarter and $30.8 million or 6% higher compared to the first quarter of fiscal 2015.

Net income attributable to equity holders of the Company from continuing operations lower compared to last quarter and higher compared to the first quarter of fiscal 2015

-    Net income attributable to equity holders of the Company from continuing operations was $44.9 million (or $0.17 per share) this quarter, compared to $63.3 million (or $0.24 per share) last quarter, representing a decrease of $18.4 million or 29%, and compared to $43.8 million (or $0.17 per share) in the first quarter of fiscal 2015, representing an increase of $1.1 million or 3%;

-    Restructuring costs of $7.7 million ($5.7 million after tax) were recorded this quarter. Net income before restructuring costs1 was $50.6 million and earnings per share before restructuring costs1 was $0.19 for the quarter;

-    Net income attributable to equity holders of the Company included a loss from discontinued operations this quarter of $0.5 million (or nil per share) compared to earnings from discontinued operations of $0.8 million (or nil per share) last quarter and a loss from discontinued operations $2.0 million (or $0.01 loss per share) in the first quarter of fiscal 2015.

Free cash flow [1] from continuing operations at negative $61.2 million this quarter

-    Net cash used in continuing operating activities was $46.4 million this quarter, compared to net cash provided by continuing operating activities of $160.6 million last quarter and $2.8 million in the first quarter of last year;

-    Maintenance capital expenditures1 and other asset expenditures were $14.6 million this quarter, $16.7 last quarter and $17.0 million in the first quarter of last year;

-    Dividends received from equity accounted investees were $12.3 million this quarter, $1.2 million last quarter and
$5.9 million in the first quarter of last year;

-    Cash dividends were $12.9 million this quarter, $12.0 million last quarter and $10.5 million in the first quarter of last year.

Capital employed1 increased by $133.7 million over last quarter

-    Non-cash working capital1 increased by $120.6 million, ending at $322.3 million;

-    Net assets held for sale increased by $2.5 million this quarter;

-    Property, plant and equipment decreased by $7.1 million;

-    Other long-term assets decreased by $21.2 million, while other long-term liabilities decreased by $38.9 million;

-    Net debt1 ended at $1,006.8 million this quarter compared to $949.6 million last quarter.

ORDERS1

-    The book-to-sales ratio1 for the quarter was 0.93x (Civil Aviation Training Solutions was 0.86x, Defence and Security was 1.05x and Healthcare was 1.00x).

     The ratio for the last 12 months was 1.03x (Civil Aviation Training Solutions was 1.09x, Defence and Security was 0.95x and Healthcare was 1.00x);

-    Total order intake was $519.5 million, compared to $665.1 million last quarter and $533.5 million in the first quarter of fiscal 2015;

-    Total backlog1, including obligated, joint venture and unfunded backlog, was $5,432.3 million as at June 30, 2015.

Civil Aviation Training Solutions

-    Civil Aviation Training Solutions obtained contracts with an expected value of $288.3 million, including contracts for 8 full-flight simulators (FFSs).

Defence and Security

-    Defence and Security won contracts valued at $207.3 million.

Healthcare

-    Healthcare order intake was valued at $23.9 million.

[1] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2016 | 1

Management’s Discussion and Analysis

2.     INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

-    This year and 2016 mean the fiscal year ending March 31, 2016;

-    Last year, prior year and a year ago mean the fiscal year ended March 31, 2015;

-    Dollar amounts are in Canadian dollars.

This report was prepared as of August 12, 2015, and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2015. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2016. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS) and based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2015, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2015. The MD&A section of our 2015 annual report also provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

-    Our vision;

-    Our strategy;

-    Our operations;

-    Foreign exchange;

-    Non-GAAP and other financial measures;

-    Consolidated results;

-    Results by segment;

-    Consolidated cash movements and liquidity;

-    Consolidated financial position;

-    Business risk and uncertainty;

-    Related party transactions;

-    Changes in accounting policies;

-    Controls and procedures;

-    Oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

2 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

-    It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

-    It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, R&D activities, fixed-price and long-term supply contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration, protection of our intellectual property, third-party intellectual property, loss of key personnel, environmental liabilities, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, information technology systems, length of sales cycle and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, political instability, availability of capital, pension plan funding, doing business in foreign countries and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2015 annual report. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business in the future.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

CAE First Quarter Report 2016 | 3

Management’s Discussion and Analysis

3.     ABOUT CAE

3.1        Who we are

CAE is a global leader in delivery of training for the civil aviation, defence and security, and healthcare markets. We design and integrate the industry’s most comprehensive training solutions, anchored by the knowledge and expertise of our 8,000 employees, our world-leading simulation technologies and a record of service and technology innovation spanning nearly seven decades. Our global presence is the broadest in the industry, with 160 sites and training locations in 35 countries, including our joint venture operations, and the world’s largest installed base of flight simulators. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2      Our vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.

3.3      Our operations

We provide integrated training solutions to three markets globally:

-    The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

-    The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-    The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

CIVIL AVIATION MARKET

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

Our comprehensive aviation training solutions address the lifecycle needs of professional pilot, ranging from cadet to captain. Our deep industry expertise and credibility, installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any company in our industry. We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We are well established in North America and Western Europe, and lead the market in the high-growth regions of China, Eastern Europe, India, the Middle East, South America and Southeast Asia. Through our broad global network of training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

We provide aviation training and services in approximately 30 countries. Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 258 FFSs, including FFSs operating in our joint ventures. We offer industry-leading technology with a full solution capability to integrate flight data and simulator data to better understand the performance of trainees. CAE operates the largest ab initio flight training network in the world with 9 academies, a fleet of over 170 aircraft and the resources and expertise to train up to 2,000 cadets annually. CAE Parc Aviation is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

We are the world leader in the development of civil flight simulation equipment, including FFSs and a comprehensive suite of integrated procedures trainers, flight training devices and training tools such as software, courses and training aids, using the same high-fidelity Level D software as the FFSs. Quality, fidelity and reliability are hallmarks of the CAE brand in flight simulation. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models including the recent development of simulators for the Airbus
A350 XWB and A320Neo, Cirrus SF50, Mitsubishi Regional Jet (MRJ), ATR42/72-600, Bombardier CSeries, Global 5000/6000 and Global 7000/8000, Dassault Falcon 5X and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21 and C919. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their intended long and active service lives, typically matching the in-service life of the underlying aircraft, which could span a number of decades. Leveraging our extensive worldwide network of spare parts and service teams, we also offer a full range of support services. This includes emergency support, simulator updates and upgrades, maintenance services and simulator relocations.

4 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

Market drivers

Demand for training solutions in the civil aviation market is driven by the following:

-    Pilot certification regulations;

-    Expected global growth in air travel;

-    Demand for trained aviation professionals;

-    Backlogs and delivery rates for new aircraft;

-    Safety and efficiency imperatives of commercial airline operators.

Pilot certification regulations

Civil aviation is highly-regulated through global and national standards for pilot licensing and certification, amongst other regulatory requirements. Since training requirements are mandatory and recurring in nature, the primary demand for our training solutions is driven by the global active aircraft fleet which has grown by an average of 3.1% annually over the past 20 years and is widely expected to continue to grow at an approximate average rate of 3.6% annually over the next two decades as a result of increasing emerging market and low-cost carrier demand and fleet replacement in established markets. From June 2014 to June 2015, the global commercial aircraft fleet increased by 3.0%, growing in the Middle East, Asia and Latin America by 7.9%, 7.0% and 2.0% respectively and remaining fairly stable in North America and Europe.

New pilot certification processes and regulatory requirements drive more simulation-based training. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), with stall and upset prevention and recovery training and with new Airline Transport Pilot (ATP) requirements in the U.S. Indeed, the International Civil Aviation Organization (ICAO) and various national and regional aviation regulatory agencies have published new regulatory requirements, standards and guidance on these specific topics.

The MPL is an alternative training and licensing methodology which we offer, in addition to the ATP licence. MPL places more emphasis on simulation-based training to develop ab initio students into First Officers of airliners in a specific airline environment. On average, current MPL programs in the industry consist of two thirds of ab initio training in flight simulation training devices and the balance in actual aircraft, whereas traditional training for ab initio licences average 80% to 90% in actual trainer aircraft. Today, there are approximately 50 nations that have MPL regulations in place and more than 15 of these nations already use these regulations with training providers and airlines. CAE delivers MPL programs in Asia and in Europe with various airlines. As the MPL methodology continues to gain momentum, it will result in increased use of simulation-based training.

In the U.S., the Federal Aviation Administration (FAA) enacted regulations in 2013 on new pilot certification and qualification requirements for air carrier operations, requiring pilots to obtain an ATP and aircraft specific Type Rating. Pilots applying for an ATP certificate must complete practical requirements which call for more simulation-based training that includes adverse weather conditions, low energy states, stalls, upset prevention and recovery, and high altitude operations. The FAA has authorized CAE to conduct the ATP Certification Training Program at our Dallas training centre and we expect to expand the availability of this program to other training centers in the U.S.

Expected global growth in air travel

Growth in air travel results in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, passenger traffic growth is primarily driven by gross domestic product (GDP). According to IHS Economics, global GDP is forecast to grow at 3.2% over the next 20 years, with emerging economies expected to grow at 5.2% per year, outpacing established economies like Europe and North America which are expected to average 2.2% growth. Over the past
20 years, air travel has grown at an approximate average rate of 5% and the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at approximately 5% annually over the next two decades. For the first six months of calendar 2015, passenger traffic increased by 6.3% compared to the first six months of calendar 2014. Emerging markets continued to outperform with passenger traffic in the Middle East, Asia and Latin America growing at 11.3%, 9.1% and 6.0% respectively, while Europe and North America increased 4.8% and 3.2% respectively.

According to the FAA, the total number of business jet flights, which includes all domestic and international flights, increased by 2.6% over the past 12 months. Further recovery and long-term growth in business aircraft travel will be driven by higher corporate profitability and economic growth. In helicopter aviation, market drivers are similar to those in business aviation, and in the case of offshore helicopter operators, demand is driven by the level of offshore activity in the oil and gas sector. The current protracted downturn in petroleum prices has negatively impacted offshore activity for helicopter operators.

Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions or other major world events.

Demand for trained aviation professionals

Demand for aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfil this growing capacity. Pilot supply constraints include aging crew demographics and fewer military pilots transferring to civil airlines. In a study released in 2011, ICAO reports that approximately 26,000 new pilots will be needed per year by 2030 globally to support the average 5% annual growth in passenger travel. In support of this growth, the aviation industry will require innovative solutions to match the learning requirements of a new generation, leading to an increase in demand for simulation-based training services and products.

CAE First Quarter Report 2016 | 5

Management’s Discussion and Analysis

Backlogs and delivery rates for new aircraft

Commercial aircraft OEMs continue to work through record backlog levels of over 14,000 aircraft. We expect the continued high rate of aircraft deliveries to translate into continued high demand for training products and incremental demand for services. Much of this backlog consists of technologically advanced aircraft platforms, which in turn drive demand for new types of training solutions and simulator training devices. These new platforms and programs allow us to leverage our technology leadership and expertise to deliver training solutions, including CAE 7000XR Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs.

Business jet OEMs have announced plans to introduce a variety of new aircraft models incorporating the latest technologies to enhance performance and operator benefits such as range, speed, efficiency, comfort and the accessibility of business air travel. Examples include Bombardier’s Global 7000/8000, Embraer’s Legacy 450 and 500, Cessna’s Citation Latitude and Longitude, Dassault’s Falcon 5X, Gulfstream’s 500/600, Cirrus’ SF50, Pilatus’ PC-24 and Honda’s HondaJet.

Deliveries of new-model aircraft drive demand for training services and products; however, they may be subject to program delays, which in turn may affect the timing of training contracts and FFS orders and deliveries.

Safety and efficiency imperatives of commercial airline operators

The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives in order to achieve adequate returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address the growing efficiency gaps, the pilot capability gaps, the evolving regulatory and training environment, and the large number of new aircraft programs being executed. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

DEFENCE AND SECURITY MARKET

We are a training systems integrator for defence forces across the air, land and sea domains, and for government and civil security organizations responsible for public safety.

We are a global leader in the development and delivery of integrated virtual flight training solutions for defence forces. Our expertise spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and unmanned aerial systems (UAS). We also offer virtual training solutions for land and naval forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles, constructive simulation for command and staff training, and naval warfare tactical training systems. We offer virtual training solutions for government and civil security organizations, for emergency and disaster management. Increasingly, we are pursuing larger programs that require the integration of live, virtual and constructive (LVC) training as defence and security forces look to balance their training enterprise to achieve maximum readiness and efficiencies.

We are uniquely positioned as a training systems integrator, capable of offering our customers a comprehensive range of innovative LVC solutions, ranging from academic, virtual and live pilot training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating training solutions across different business models, including government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated facilities. Our offerings include training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state-of-the-art synthetic training equipment; curriculum and courseware development; classroom simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to more than 50 defence forces in approximately 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. Increasingly, we are offering our training systems integration expertise across air, land, sea and public safety to help our customers create an integrated, immersive training enterprise that blends live, virtual and constructive training. We also offer a variety of modeling and simulation-based professional services, and a range of in-service support solutions such as systems engineering and lifecycle management.

Market drivers

Demand for training solutions in the defence and security markets is driven by the following:

-    Installed base of enduring defence platforms and new customers;

-    Explicit desire of governments and defence forces to increase the use of synthetic training to mitigate budget pressures;

-    Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

-    Attractiveness of outsourcing of training and maintenance services;

-    Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training;

-    Relationships with OEMs for simulation and training;

-    Use of modeling and simulation for analysis and decision support.

6 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

Installed base of enduring defence platforms and new customers

With defence budgets under pressure, particularly in mature markets such as the United States and Europe, military forces are being required to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Enduring platforms, such as the C-130J Hercules transport aircraft that is operated by more than 60 nations, provide a solid installed base from which to generate business. Because of our extensive installed base of simulators worldwide, and our experience on key enduring platforms, CAE is well-positioned for recurring product upgrades/updates as well as maintenance and support services.

While the mature western markets face budget pressures, other regions of the world are taking advantage of the opportunity to acquire western technologies to modernize and re-equip their defence forces. There are increased opportunities originating from regions with growing defence and security budgets, such as Asia and the Middle East. Many of the opportunities originating from these regions relate to enduring platforms where CAE has significant experience, including the C-130J Hercules transport aircraft,
P-8A maritime patrol aircraft, and a range of helicopter platforms.

Explicit desire of governments and defence forces to increase the use of synthetic training to mitigate budget pressures

More defence forces and governments are adopting synthetic training because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, the U.S. Air Force (USAF) is making more extensive use of simulation for
KC-135 tanker boom operator training, which costs approximately $20,000 for a three-hour training mission in the actual aircraft, but only $1,000 for that same three-hour training mission in simulators. The higher cost of live training and the desire to save aircraft for operational use are two factors prompting a greater adoption of synthetic training. Unlike civil aviation, where the use of simulators for training is common practice, there are no regulatory requirements for defence forces to use synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is well underway. The U.S. Navy reports the share of simulation-based training on some of their aircraft platforms could increase to nearly 50% by 2020. Because of the high cost associated with conducting live training exercises, most defence forces are beginning to rebalance the mix of live, virtual and constructive (computer-based) training and shift more of the training curriculum to virtual and constructive simulation. The U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to reduce costs, creating opportunities for simulation-based training centres, services and products.

In the United States, continuing uncertainty in the government’s fiscal year budget, the possibility of the government using a continuing resolution to fund defence programs, and the threat of sequestration mean that the timing of contract awards will continue to be difficult to predict as the U.S. military services work to achieve the right balance in military capacity, capabilities and readiness. This may impact our ability to grow revenue and income in the short term; however, our active bids and proposals pipeline is robust and our view is that the impediment to growth is not the size of the market, but rather the timing of procurements. In Europe, fiscal uncertainty and defence force structure reductions have slowed acquisition programs, but the increased adoption of simulation-based training is helping offset this decreased force structure.

Desire to integrate training systems to achieve efficiencies and enhanced preparedness

Increased operational tempo combined with limited personnel and budget pressures have prompted defence and security forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for an industry partner to help design and manage the total training system. CAE refers to this approach as training systems integration (TSI) and has been positioning the company globally as an independent, platform-agnostic training systems integrator. The overall intent for defence and security forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. A training systems integrator can address the overall LVC domain to deliver comprehensive training – from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Attractiveness of outsourcing of training and maintenance services

Defence forces and governments continue to manage expenditures to find ways to reduce costs and allow active-duty personnel to focus on operational requirements, which has an impact on defence budgets and resources. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue. We believe governments will increasingly look to industry for training solutions to achieve faster delivery and mission readiness more cost effectively and, in specific cases, at a lower capital investment. For example, in 2014 we delivered the first two of six new flight training devices that will support comprehensive T-44C aircrew training services for the U.S. Navy and Marine Corps. These deliveries are part of a long-term contract for CAE to provide T-44C aircrew training services under a contractor-owned contractor-operated training services program, which is one of the first of its kind in the United States. We believe this type of training service delivery program will become increasingly attractive to defence forces globally.

CAE First Quarter Report 2016 | 7

Management’s Discussion and Analysis

Need for synthetic training to conduct mission rehearsal, including joint and coalition forces training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements. Simulation technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training or mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the Royal Canadian Air Force (RCAF) recently released its Simulation Strategy 2025, which specifically calls for leveraging LVC domains within a networked common synthetic environment. The RCAF is transforming its training system from one that relies on aircraft to one that exploits new technologies to train aviators in a simulation-focused system that creates a virtual battlespace. We are actively promoting open, standard simulation architectures, such as the Common Database, as well as new capabilities such as the CAE Dynamic Synthetic Environment, to better enable mission rehearsal and joint, networked training.

Relationships with OEMs for simulation and training

We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8A maritime patrol aircraft, Airbus Military has sold and continues to market both the A330 MRTT and C295 globally, Lockheed Martin is successfully marketing variants of the C-130J Hercules transport aircraft and F-35 fighter, Alenia Aermacchi and BAE Systems are selling the M-346 and Hawk lead-in fighter trainers, and AgustaWestland is continuing to develop a range of helicopters such as the AW139, AW169 and AW189. We have established relationships with each of the OEMs on these platforms. We also have a memorandum of understanding with General Atomics Aeronautical Systems, the world’s leading UAS manufacturer, to offer training solutions for GA-ASI’s Predator family of remotely piloted aircraft, and have signed a contract to develop a Predator/Reaper training system for the Italian Air Force.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training, but is now increasingly applied across the program lifecycle, including support for analysis and decision-making operations. We see governments and defence forces looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations.

HEALTHCARE MARKET

We design, manufacture and market simulators, simulation centre management solutions and courseware for training of medical and allied healthcare students and clinicians in educational institutions, hospitals and defence organizations worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare practitioners to care for patients and respond to critical situations while reducing the overall risk to patients. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency of this industry. The healthcare simulation market is growing rapidly, with simulation centres becoming the standard in nursing and medical schools.

We offer the broadest range of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, simulation centre management solutions and courseware for healthcare education and training. We have sold simulators to customers in more than 80 countries that are currently supported by our network in Australia, Brazil, Canada, Germany, Hungary, India, Singapore, U.K. and U.S. We lead the market in high-fidelity patient simulators that are uniquely powered by complex models of human physiology to mimic human responses to clinical interventions. Our newest innovation, a childbirth simulator for both normal labor and delivery and rare maternal emergencies, was designed to offer exceptional reliability and realism in the high-fidelity patient simulation market. Our offerings include ongoing service and support, such as simulation centre management solutions for healthcare training, where we are a market leader. Through our Healthcare Academy, we are the only company to deliver peer-to-peer training at customer sites and in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience (SCE) courseware packages for our customers. Our OEM team delivers custom training solutions for medical manufacturers, and most recently, developed a specialized interventional simulator to train physicians to place the new AbioMed Impella heart pump under ultrasound and fluoroscopy guidance.

Market drivers

Demand for our simulation products and services in the healthcare market is driven by the following:

-    Increasing use of simulation in healthcare;

-    Growing emphasis on patient safety and outcomes;

-    Limited access to live patients during training;

-    Medical technology revolution.

8 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

Increasing use of simulation in healthcare

A recent study of the global healthcare simulation market, which includes products and services, valued the market at approximately $860 million in 2014 and reports that it is predicted to grow at a compound annual growth rate of 19.1% from 2014 to 2019. North America is the largest market for healthcare simulation, followed by Europe and Asia. The healthcare simulation market includes both products and services, which are segmented by high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, simulation centre management solutions, simulated clinical environments and training services. In the U.S., significant demand for healthcare services is driven by, among other factors, longer life expectancy and the baby boomer generation, resulting in higher healthcare spending. The U.S. Centers for Medicare and Medicaid Services (CMS) projects that annual national health spending will grow at an average rate of 5.7% annually over the next decade. Increasingly, hospitals are given incentives to become safer and more efficient which will drive higher demand for training. There is a growing body of evidence demonstrating that medical simulation improves patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing emphasis on patient safety and outcomes

According to a study published in the Journal of Patient Safety, up to 440,000 deaths occur annually in the U.S. due to preventable adverse events during patient treatment, making such events the third leading cause of death annually. In a study by the International Society for Pharmacoeconomics and Outcomes Research, measurable medical errors cost U.S. hospitals more than
$1 billion in 2009. Training through the use of simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include the Maintenance of Certification in Anesthesia (MOCA), Fundamentals of Laparoscopic Surgery (FLS) and Advanced Trauma Life Support (ATLS). Moreover, the Accreditation Council for Graduate Medical Education (ACGME) is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

Limited access to live patients during training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision-making skills. The use of simulation in professional education programs complements traditional learning and allows students exposure and practice to hone their clinical and critical thinking skills for high risk, low frequency events. Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Fidelis Lucina childbirth simulator is designed to allow healthcare teams to practice both normal deliveries and complex procedures in rare emergencies. The training and education model is evolving, as evidenced by military branches around the world and most recently the U.S. Pentagon, prohibiting the use of live tissue testing in most medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, major disaster response and anaesthesia administration.

Medical technology revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as Intra-Cardiac Echocardiography (ICE), cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a Partner of Choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for new technologies, such as the AbioMed Impella heart pump.

CAE First Quarter Report 2016 | 9

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	(Decrease) /
	2015	2015	increase
U.S. dollar (US$ or USD)	1.25	1.27	(2%)
Euro (€ or EUR)	1.39	1.36	2%
British pound (£ or GBP)	1.96	1.88	4%

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	March 31		June 30	Increase /
	2015	2015	Decrease	2014	(decrease)
U.S. dollar (US$ or USD)	1.23	1.24	(1%)	1.09	13%
Euro (€ or EUR)	1.36	1.40	(3%)	1.50	(9%)
British pound (£ or GBP)	1.88	1.88	-	1.84	2%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $10.7 million and an increase in net income of $2.5 million, when compared to the first quarter of fiscal 2015. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results.

Three areas of our business are affected by changes in foreign exchange rates:

-    Our network of foreign training and services operations

Most of our foreign training and services revenue and costs are denominated in local currency. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on these operations’ net profitability and net investment. Gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation account (accumulated other comprehensive income), which is part of the equity section of the consolidated statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the consolidated income statement and an impact on year-to-year and quarter-to-quarter comparisons.

-    Our production operations outside of Canada (Australia, Germany, India, U.K. and U.S.)

Most of the revenue and costs in these foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time, as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars, as described above.

-    Our production operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for cash balances, receivables and payables in foreign currencies), a significant portion of our annual revenue generated in Canada is in foreign currencies (mostly U.S. dollar and Euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure.

To this effect, we continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the consolidated income statement. This residual exposure may be higher when currencies experience significant short term volatility. With respect to the remaining expected future revenues, our operations in Canada remain exposed to changes in the value of the Canadian dollar.

In order to reduce the variability of specific British pound and Euro-denominated costs, we also hedge some of the foreign currency costs incurred in our manufacturing process.

10 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

5.     NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Obligated backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

-    For the Civil Aviation Training Solutions segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order and includes the value of expected future revenues. Revenues from customers with both long-term and short-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-    For the Defence and Security segment, we consider an item part of our obligated backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order. Defence and Security contracts are usually executed over a long-term period and some of them must be renewed each year. For this segment, we only include a contract item in obligated backlog when the customer has authorized the contract item and has received funding for it;

-    For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue and consequently, backlog is nil.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:

-    For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);

-    For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

-    In order to understand our source of capital, we add net debt to total equity.

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Earnings per share (EPS) before restructuring costs

Earnings per share before restructuring costs is a non-GAAP measure calculated by excluding the effect of restructuring costs from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The restructuring impact per share is obtained by dividing restructuring costs, net of taxes, by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

CAE First Quarter Report 2016 | 11

Management’s Discussion and Analysis

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses, other (gains) losses – net, after tax share in profit of equity accounted investees and restructuring costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net income before restructuring costs

Net income before restructuring costs is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring costs, net of tax. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities related to assets held for sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, including the after tax share in profit of equity accounted investees and excluding net finance expense, income taxes, restructuring costs and other items not specifically related to the segment’s performance.

Simulator equivalent unit

Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate

Utilization rate is an operating measure we use to assess the performance of our simulator training network. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

12 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

6.     CONSOLIDATED RESULTS [2]

6.1        Results from operations – first quarter of fiscal 2016

(amounts in millions, except per share amounts)		Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015
Revenue		$557.0	631.6	559.1	529.4	526.2
Cost of sales		$399.4	449.6	410.1	393.2	389.7
Gross profit[2]		$157.6	182.0	149.0	136.2	136.5
As a % of revenue	%	28.3	28.8	26.6	25.7	25.9
Research and development expenses[2]		$20.8	19.5	13.6	16.6	14.4
Selling, general and administrative expenses		$71.8	69.4	70.8	60.5	63.9
Other gains – net		$(4.7)	(5.6)	(10.7)	(0.2)	(3.8)
After tax share in profit of equity accounted investees		$(11.5)	(6.7)	(7.6)	(13.5)	(9.7)
Restructuring costs		$7.7	-	-	-	-
Operating profit [2]		$73.5	105.4	82.9	72.8	71.7
As a % of revenue	%	13.2	16.7	14.8	13.8	13.6
Finance income		$(2.0)	(2.3)	(3.3)	(2.1)	(2.1)
Finance expense		$20.7	20.6	21.1	20.4	18.6
Finance expense – net		$18.7	18.3	17.8	18.3	16.5
Earnings before income taxes and discontinued operations		$54.8	87.1	65.1	54.5	55.2
Income tax expense		$9.8	20.2	13.1	12.9	11.6
As a % of earnings before income taxes and
discontinued operations (income tax rate)%		18	23	20	24	21
Earnings from continuing operations		$45.0	66.9	52.0	41.6	43.6
(Loss) earnings from discontinued operations		$(0.5)	0.8	0.9	0.9	(2.0)
Net income		$44.5	67.7	52.9	42.5	41.6
Attributable to:
Equity holders of the Company
Continuing operations		$44.9	63.3	52.1	42.0	43.8
Discontinued operations		$(0.5)	0.8	0.9	0.9	(2.0)
		$44.4	64.1	53.0	42.9	41.8
Non-controlling interests		$0.1	3.6	(0.1)	(0.4)	(0.2)
		$44.5	67.7	52.9	42.5	41.6
Earnings per share (EPS) attributable to equity holders
of the Company
Basic and diluted - continuing operations		$0.17	0.24	0.20	0.16	0.17
Basic and diluted - discontinued operations		$-	-	-	-	(0.01)
		$0.17	0.24	0.20	0.16	0.16

[2] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2016 | 13

Management’s Discussion and Analysis

Revenue from continuing operations was 12% lower than last quarter and 6% higher than the first quarter of fiscal 2015

Revenue from continuing operations was $74.6 million lower than last quarter mainly because:

-    Defence and Security revenue decreased by $37.8 million, or 16%, mainly due to lower revenue on North American and European programs resulting from a higher level of activity and programs concluded in the previous quarter;

-    Civil Aviation Training Solutions revenue decreased by $31.4 million, or 9%, mainly due to lower production levels in our manufacturing facility;

-    Healthcare revenue decreased by $5.4 million, or 18%, mainly due to lower revenue from simulation centre management solutions and courseware, mainly attributable to a higher volume from our international customers last quarter.

Revenue from continuing operations was $30.8 million higher than the first quarter of fiscal 2015 largely because:

-    Civil Aviation Training Solutions revenue increased by $27.3 million, or 9%, mainly due to higher training demand and FFS utilization in the Americas and in Europe, as well as the contribution of newly deployed simulators in our network. The increase was also due to a stronger U.S. dollar against the Canadian dollar, partially offset by a weaker Euro against the Canadian dollar;

-    Healthcare revenue increased by $4.5 million, or 23%, mainly due to higher revenue from patient simulators and simulation centre management solutions, resulting from the introduction of new products. The increase was also due to a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar;

-    Defence and Security revenue decreased by $1.0 million, stable compared to the first quarter of fiscal 2015. Lower revenue on North American and Australian programs was offset by a favourable foreign exchange impact on the translation of foreign operations and higher revenue on European programs.

You will find more details in Results by segment.

Segment operating income3 was $24.2 million lower than last quarter and $9.5 million higher compared to the first quarter of fiscal 2015

Operating profit this quarter was $73.5 million, or 13.2% of revenue, compared to $105.4 million, or 16.7% of revenue last quarter and $71.7 million or 13.6% of revenue in the first quarter of fiscal 2015. Restructuring costs, net of a restructuring provision reversal, of $7.7 million were recorded this quarter and segment operating income was $81.2 million.

Segment operating income was $24.2 million or 23% lower compared to last quarter. Decreases in segment operating income were $15.9 million, $4.8 million and $3.5 million for Defence and Security, Civil Aviation Training Solutions and Healthcare respectively.

Segment operating income was $9.5 million or 13% higher compared to the first quarter of fiscal 2015. Increases in segment operating income were $7.5 million, $1.7 million and $0.3 million for Civil Aviation Training Solutions, Defence and Security and Healthcare respectively.[3]

You will find more details in Restructuring costs and Results by segment.

Net finance expense was $0.4 million higher compared to last quarter and $2.2 million higher compared to the first quarter of fiscal 2015

The increase over last quarter was mainly due to higher finance expense on royalty obligations and employee benefit obligations.

The increase over the first quarter of fiscal 2015 was mainly due to higher finance expense on R&D obligations and royalty obligations.

Income tax rate was 18% this quarter

Income taxes this quarter were $9.8 million, representing an effective tax rate of 18%, compared to 23% last quarter and 21% for the first quarter of fiscal 2015.

The lower tax rate this quarter compared to last quarter was mainly due to the impact last quarter of changes in exchange rates that gave rise to deferred tax liabilities, prior years' tax adjustments and assessments as well as a settlement of a tax audit. In addition, this quarter included a decrease due to a change in the mix of income from various jurisdictions.

The lower tax rate this quarter compared to the first quarter of fiscal 2015 was mainly attributable to a change in the mix of income from various jurisdictions.

[3] Non-GAAP and other financial measures (see Section 5).

14 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

6.2        Results from discontinued operations

We decided to divest our mining business following the decision to focus our resources and capital investment in targeted growth opportunities in our other three core markets: Civil Aviation Training Solutions, Defence and Security and Healthcare.

Revenue for CAE Mining was $7.4 million this quarter, 11% lower compared to last quarter and 12% lower compared to the first quarter of fiscal 2015.

The loss from discontinued operations was $0.5 million this quarter compared to earnings from discontinued operations of $0.8 million last quarter and a loss from discontinued operations of $2.0 million in the first quarter of fiscal 2015. The decrease in earnings from last quarter was mainly due to lower revenue. The increase compared to the first quarter of fiscal 2015 was mainly attributable to costs recognized last year related to the measurement to fair value of certain assets held for sale, depreciation and amortization and administrative expenses, partially offset by lower revenue this quarter.

You can find more details in Note 3 of our consolidated interim financial statements.

6.3        Restructuring costs

We have implemented a process improvement program to realize the benefits from the transformation of our production processes and product offering to further strengthen our competitive position, which will further reduce our workforce over the next 12 months. Net restructuring costs of $5.7 million after tax, consisting mainly of severances and other related costs, were included in net income during the quarter.

You can find more details in Note 10 of our consolidated interim financial statements.

6.4        Consolidated orders and total backlog

Our total consolidated backlog was $5,432.3 million at the end of this quarter. New orders of $519.5 million were added this quarter and $557.0 million in revenue was generated from our obligated backlog. The adjustment of $41.0 million was mainly due to the cancellation of an order within our Civil Aviation Training Solutions segment. Our joint venture backlog4 was
$581.3 million and our unfunded backlog4 was $575.4 million.[4]

Total backlog stable compared to last quarter

Three months ended
(amounts in millions)	June 30, 2015
Obligated backlog, beginning of period	$4,354.1
+ orders	519.5
- revenue	(557.0)
+ / - adjustments	(41.0)
Obligated backlog, end of period	$4,275.6
Joint venture backlog (all obligated)	$581.3
Unfunded backlog	575.4
Total backlog	$5,432.3

The book-to-sales ratio for the quarter was 0.93x. The ratio for the last 12 months was 1.03x.

You will find more details in Results by segment.

[4] Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2016 | 15

Management’s Discussion and Analysis

7.     RESULTS BY SEGMENT

We manage our business and report our results in three segments:

-    Civil Aviation Training Solutions;

-    Defence and Security;

-  Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and segment operating income analysis are presented in order of magnitude.

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015

Civil Aviation Training Solutions		$57.0	61.8	53.8	45.4	49.5
	%	17.0	16.8	16.7	15.3	16.0

Defence and Security		$23.6	39.5	28.6	25.6	21.9
	%	12.0	16.8	13.3	12.2	11.1

Healthcare		$0.6	4.1	0.5	1.8	0.3
	%	2.5	14.0	2.3	7.4	1.5
Total segment operating income (SOI)		$81.2	105.4	82.9	72.8	71.7
Restructuring costs		$(7.7)	-	-	-	-
Operating profit		$73.5	105.4	82.9	72.8	71.7

Capital employed5

(amounts in millions)	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015

Civil Aviation Training Solutions	$2,023.0	1,984.2	1,887.7	1,879.4	1,795.8

Defence and Security	$749.4	675.5	661.8	619.6	590.4

Healthcare	$197.8	206.5	191.4	188.7	181.1

	$2,970.2	2,866.2	2,740.9	2,687.7	2,567.3

[5] Non-GAAP and other financial measures (see Section 5).

16 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

7.1        Civil Aviation Training Solutions

FIRST QUARTER OF FISCAL 2016 NEW INITIATIVES

New programs and products

-    We achieved Level D qualification for world’s first A350 XWB full-flight simulator, located at the Airbus Training Centre in Toulouse, France. We also received two key qualifications for the A350 fixed based flight training device used for pilot Common Type Ratings: Level 6 qualification by the FAA and Level 2 by the DGAC/EASA;

-    We qualified the world’s first simulators equipped with EASA-approved, FAA-approved and ICAO-compliant Upset Prevention and Recovery Training instructor stations.

Expansions

-    We announced five new aviation training programs that are, or will soon be, ready for training. The training programs are for Bombardier, Gulfstream and Dassault business jets and Sikorsky and Eurocopter helicopters.

ORDERS

Civil Aviation Training Solutions obtained[6]contracts this quarter expected to generate future revenues of $288.3 million including contracts for 8 FFSs.

FFS contracts awarded for the quarter:

-    Three Boeing 737 FFSs to Hainan Airlines;

-    One Airbus A350 FFS to Asiana Airlines;

-    Four FFSs to undisclosed customers.

Other notable contract awards for the quarter included:

-    A contract with Southwest Airlines for the purchase of ten CAE Tropos™ 6000XR visual systems to equip all its simulator fleet with CAE-built visual systems starting in mid-2015;

-    A contract extension with Japan Airlines for MPL First Officer Program cadet training;

-    A long-term renewal contract with easyJet for MPL First Officer training;

-    A new contract with EVA Air for MPL First Officer training;

-    A new long-term contract with Air China for Commercial Pilot License (CPL) training;

-    A long-term renewal contract with Flying Group for pilot training services;

-    A long-term renewal contract with West Atlantic for pilot training services;

-    A new long-term contract with Braathens Regional for pilot training services.

Financial results
(amounts in millions, except operating margins, SEU, FFSs deployed and utilization rate)		Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015
Revenue		$336.2	367.6	322.1	296.0	308.9
Segment operating income		$57.0	61.8	53.8	45.4	49.5
Operating margins	%	17.0	16.8	16.7	15.3	16.0
Depreciation and amortization		$31.1	30.8	31.0	29.5	28.8
Property, plant and equipment expenditures		$21.4	29.4	25.1	28.5	28.3
Intangible assets and other assets expenditures		$7.2	8.8	11.5	9.3	11.0
Capital employed		$2,023.0	1,984.2	1,887.7	1,879.4	1,795.8
Total backlog		$2,789.4	2,903.3	2,586.1	2,415.9	2,414.7
SEU[6]		203	201	200	196	192
FFSs deployed		258	256	246	245	241
Utilization rate[6]	%	73	70	68	62	72

6 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2016 | 17

Management’s Discussion and Analysis

Revenue down 9% from last quarter and up 9% over the first quarter of fiscal 2015

The decrease in revenue from the fourth quarter of fiscal 2015 was mainly due to lower production levels in our manufacturing facility.

The increase over the first quarter of fiscal 2015 was mainly due to higher training demand and FFS utilization in the Americas and in Europe, as well as the contribution of newly deployed simulators in our network. The increase was also due to a stronger U.S. dollar against the Canadian dollar, partially offset by a weaker Euro against the Canadian dollar.

Segment operating income down 8% from last quarter and up 15% over the first quarter of fiscal 2015

Segment operating income was $57.0 million (17.0% of revenue) this quarter, compared to $61.8 million (16.8% of revenue) last quarter and $49.5 million (16.0% of revenue) in the first quarter of fiscal 2015.

Segment operating income decreased by $4.8 million, or 8%, from last quarter. The decrease was mainly attributable to gains on the partial disposal of certain interests in investments recognized last quarter and to lower production levels in our manufacturing facility. The decrease was partially offset by a favourable foreign exchange impact resulting from the revaluation of our non-cash working capital accounts.

Segment operating income increased by $7.5 million, or 15%, over the first quarter of fiscal 2015. The increase was mainly due to higher training demand and FFS utilization in the Americas and in Europe, as well as the contribution of newly deployed simulators in our network and to the stronger U.S. dollar against the Canadian dollar. The increase was partially offset by a less favourable program mix and higher net research and development expenses.

Property, plant and equipment expenditures at $21.4 million this quarter

Maintenance capital expenditures were $10.5 million for the quarter and growth capital expenditures were $10.9 million.

Capital employed increased by $38.8 million over last quarter

The increase in capital employed was mainly due to higher non-cash working capital resulting primarily from an increase in our contracts in progress assets and a decrease in accounts payable and accrued liabilities and derivative liabilities. The increase was partially offset by a lower investment in equity accounted investees as a result of dividends issued by a joint venture and movements in foreign exchange rates, partially offset by an increase in profits within our joint ventures.

Total backlog was at $2,789.4 million at the end of the quarter
Three months ended
(amounts in millions)	June 30, 2015
Obligated backlog, beginning of period	$2,397.7
+ orders	288.3
- revenue	(336.2)
+ / - adjustments	(40.8)
Obligated backlog, end of period	$2,309.0
Joint venture backlog (all obligated)	$480.4
Total backlog	$2,789.4

Adjustments this quarter are mainly due to the cancellation of an order from a previous year.

This quarter's book-to-sales ratio was 0.86x. The ratio for the last 12 months was 1.09x.

18 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

7.2        Defence and Security

FIRST QUARTER OF FISCAL 2016 NEW INITIATIVES

Expansions

-    We delivered a comprehensive suite of CH-147F Chinook simulators and training devices to the Canadian Forces Base in Petawawa that are now ready-for-use by the Royal Canadian Air Force.

ORDERS

Defence and Security was awarded $207.3 million in orders this quarter, including notable contract awards from:

-    Boeing for two P-8A Poseidon operational flight trainers for the U.S. Navy;

-    The U.S. Navy to develop an MH-60R composite maintenance trainer as well as procure an MH-60R rear crew trainer for the Royal Australian Navy under the United States foreign military sale program;

-    Airbus Defense and Space, Inc. to manufacture two additional UH-72A Lakota flight training devices for the U.S. Army;

-    An undisclosed customer to develop two full-mission simulators;

-    The United States Army to provide comprehensive initial and recurrent training for more than 600 U.S. Army and U.S. Air Force fixed-wing pilots annually. Subsequently, the award has been protested by the unsuccessful bidders, which is a common occurrence (seldom successful) for U.S. Department of Defense procurements. We expect that the contract award to CAE will be upheld.

Financial results
(amounts in millions, except operating margins)		Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015
Revenue		$196.9	234.7	215.7	209.1	197.9
Segment operating income		$23.6	39.5	28.6	25.6	21.9
Operating margins	%	12.0	16.8	13.3	12.2	11.1
Depreciation and amortization		$15.5	15.2	14.2	14.1	12.2
Property, plant and equipment expenditures		$1.8	10.8	2.4	6.5	10.5
Intangible assets and other assets expenditures		$2.0	5.5	3.0	5.8	4.8
Capital employed		$749.4	675.5	661.8	619.6	590.4
Total backlog		$2,642.9	2,453.9	2,381.9	2,397.0	2,516.8

Revenue down 16% from last quarter and stable compared to the first quarter of fiscal 2015

The decrease from last quarter was mainly due to lower revenue on North American and European programs resulting from a higher level of activity and programs concluded in the previous quarter.

Revenue was stable compared to the first quarter of fiscal 2015. Lower revenue on North American and Australian programs was offset by a favourable foreign exchange impact on the translation of foreign operations and higher revenue on European programs.

Segment operating income down 40% from last quarter and up 8% compared to the first quarter of fiscal 2015

Segment operating income was $23.6 million (12.0% of revenue) this quarter, compared to $39.5 million (16.8% of revenue) last quarter and $21.9 million (11.1% of revenue) in the first quarter of fiscal 2015.

Segment operating income decreased by $15.9 million, or 40%, from last quarter. The decrease was mainly due to lower volume and lower margins from the mix of North American programs and lower investment tax credits claimed during the quarter.

Segment operating income increased by $1.7 million, or 8%, over the first quarter of fiscal 2015.  The increase was mainly due to higher investment tax credits claimed during the quarter and higher volume on European programs, partially offset by higher research and development expenses net of government funding and lower income from our joint ventures.

Capital employed increased by $73.9 million over last quarter

The increase over last quarter was mainly due to a decrease in accounts payable and accrued liabilities and higher contracts in progress assets.

CAE First Quarter Report 2016 | 19

Management’s Discussion and Analysis

Total backlog up 8% over last quarter
Three months ended
(amounts in millions)	June 30, 2015
Obligated backlog, beginning of period	$1,956.4
+ orders	207.3
- revenue	(196.9)
+ / - adjustments (mainly F/X)	(0.2)
Obligated backlog, end of period	$1,966.6
Joint venture backlog (all obligated)	$100.9
Unfunded backlog	575.4
Total backlog	$2,642.9

This quarter's book-to-sales ratio was 1.05x. The ratio for the last 12 months was 0.95x.

This quarter, $211.5 million was added to the unfunded backlog and $27.5 million was transferred to obligated backlog.

7.3        Healthcare

FIRST QUARTER OF FISCAL 2016 EXPANSIONS AND NEW INITIATIVES

New programs and products

-    We announced the release of CAE Vïvo™, a tablet-operated, facilitator-driven software that allows full control over METIman’s physiology and responses.

ORDERS

CAE Healthcare sales this quarter included:

-    Five patient simulators, three simulation centre management solutions and a multi-year warranty service to an undisclosed military customer through primary contractor Dedicated Computing;

-    Five patient simulators, a simulation centre management solution, courseware and a multi-year warranty service to a private university in the U.S.;

-    Five patient simulators and a simulation centre management solution to a private university in Turkey;

-    Nine patient simulators and four ultrasound simulators to Sheikha Fatima Nursing College in the United Arab Emirates;

-    A simulation centre management solution to the University of Central Florida in the U.S.;

-    Two interventional simulators and a multi-year warranty service to the Medical College of Wisconsin in the U.S.

Financial results
(amounts in millions, except operating margins)		Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015
Revenue		$23.9	29.3	21.3	24.3	19.4
Segment operating income		$0.6	4.1	0.5	1.8	0.3
Operating margins	%	2.5	14.0	2.3	7.4	1.5
Depreciation and amortization		$3.5	3.6	3.3	3.2	3.2
Property, plant and equipment expenditures		$0.4	0.5	0.5	0.8	0.9
Intangible assets and other assets expenditures		$0.5	0.8	0.7	0.8	2.3
Capital employed		$197.8	206.5	191.4	188.7	181.1

Revenue down 18% from last quarter and up 23% compared to the first quarter of fiscal 2015

The decrease from last quarter was mainly due to lower revenue from simulation centre management solutions and courseware, mainly attributable to a higher volume from our international customers last quarter.

The increase over the first quarter of fiscal 2015 was mainly due to higher revenue from patient simulators and simulation centre management solutions, resulting from the introduction of new products. The increase was also due to a favourable foreign exchange impact resulting from a stronger U.S. dollar against the Canadian dollar.

20 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

Segment operating income down 85% from last quarter and up 100% over the first quarter of fiscal 2015

Segment operating income was $0.6 million this quarter (2.5% of revenue), compared to $4.1 million (14.0% of revenue) last quarter and $0.3 million (1.5% of revenue) in the first quarter of fiscal 2015.

Segment operating income was lower compared to last quarter mainly due to lower revenue, while the increase over the first quarter of fiscal 2015 was mainly due higher revenue, as mentioned above.

Capital employed decreased by $8.7 million over last quarter

The decrease compared to last quarter was mainly due to lower intangible assets resulting mainly from movements in amortization and foreign exchange rates. The decrease was also attributable to lower accounts receivable and an increase in accounts payable and accrued liabilities.

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

-    Cash generated from operations, including timing of milestone payments and management of working capital;

-    Capital expenditure requirements;

-    Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

[7]

8.1     Consolidated cash movements

(amounts in millions)	Q1-2016	Q4-2015	Q1-2015
Cash provided by continuing operating activities*	$66.8	$101.1	$85.5
Changes in non-cash working capital	(113.2)	59.5	(82.7)
Net cash (used in) provided by continuing operating activities	$(46.4)	$160.6	$2.8
Maintenance capital expenditures[7]	(12.3)	(11.5)	(13.3)
Other assets	(2.3)	(5.2)	(3.7)
Proceeds from the disposal of property, plant and equipment	0.1	6.1	0.4
Net (payments to) proceeds from equity accounted investees	0.3	3.0	(2.5)
Dividends received from equity accounted investees	12.3	1.2	5.9
Dividends paid	(12.9)	(12.0)	(10.5)
Free cash flow from continuing operations [7]	$(61.2)	$142.2	$(20.9)
Growth capital expenditures [7]	(11.3)	(29.2)	(26.4)
Capitalized development costs	(7.1)	(9.9)	(12.9)
Other cash movements, net	11.6	0.8	5.4
Business combinations, net of cash and cash equivalents acquired	(0.7)	-	(2.0)
Proceeds from partial disposal of interests in investments,
net of cash and cash equivalents disposed	-	(1.6)	-
Effect of foreign exchange rate changes on cash and cash equivalents	(0.5)	11.4	(7.6)
Net (decrease) increase in cash before proceeds and repayment
of long-term debt	$(69.2)	$113.7	$(64.4)
* before changes in non-cash working capital

Free cash flow from continuing operations of negative $61.2 million this quarter

Free cash flow was lower compared to last quarter mainly due a higher investment in non-cash working capital.  Continuing operating activities generated $66.8 million of cash during the first quarter, a decrease of $34.3 million compared with the previous quarter.  The higher investment in non-cash working capital is mainly due to a decrease in our accounts payable and accrued liabilities and an increase in our contracts in progress assets.

The decrease compared to the first quarter of fiscal 2015 was mainly attributable to a higher investment in non-cash working capital and a decrease in cash provided by continuing operating activities.

Capital expenditures of $23.6 million this quarter

Growth capital expenditures were $11.3 million this quarter and maintenance capital expenditures were $12.3 million.

7 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2016 | 21

Management’s Discussion and Analysis

9.     CONSOLIDATED FINANCIAL POSITION [8]

9.1        Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2015	2015
Use of capital:
Current assets	$1,565.4	$1,562.5
Less: cash and cash equivalents	(284.4)	(330.2)
Less: net assets held for sale	(49.5)	(47.0)
Current liabilities	(1,021.9)	(1,039.1)
Less: current portion of long-term debt	112.7	55.5
Non-cash working capital[8]	$322.3	$201.7
Net assets held for sale	49.5	47.0
Property, plant and equipment	1,454.1	1,461.2
Other long-term assets	1,612.0	1,633.2
Other long-term liabilities	(690.7)	(729.6)
Total capital employed	$2,747.2	$2,613.5
Source of capital:
Current portion of long-term debt	$112.7	$55.5
Long-term debt	1,178.5	1,224.3
Less: cash and cash equivalents	(284.4)	(330.2)
Net debt[8]	$1,006.8	$949.6
Equity attributable to equity holders of the Company	1,688.8	1,612.7
Non-controlling interests	51.6	51.2
Source of capital	$2,747.2	$2,613.5

Capital employed increased $133.7 million over last quarter

The increase was mainly due to higher non-cash working capital and lower other long-term liabilities, partially offset by lower other long-term assets and lower property, plant and equipment.

Our return on capital employed8 (ROCE) was 10.3% this quarter, compared to 10.4% last quarter.

Non-cash working capital increased $120.6 million over last quarter

The increase was mainly due to lower accounts payable and accrued liabilities and an increase in our contracts in progress assets.

Other long-term liabilities down $38.9 million from last quarter

Other long-term liabilities were lower compared to last quarter mainly due to a decrease in our employee benefit obligations resulting primarily from an increase in the discount rate.

Other long-term assets down $21.2 million from last quarter

The decrease was mainly due to a lower investment in equity accounted investees as a result of dividends issued by joint ventures and movements in foreign exchange rates, partially offset by an increase in profits within our joint ventures.

Property, plant and equipment down $7.1 million from last quarter

The decrease was mainly due to depreciation partially offset by capital expenditures.

8 Non-GAAP and other financial measures (see Section 5).

22 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions, except net debt-to-capital)	June 30, 2015
Net debt, beginning of period	$949.6
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	69.2
Effect of foreign exchange rate changes on long-term debt	(12.4)
Net finance lease movement	0.4
Increase in net debt during the period	$57.2
Net debt, end of period	$1,006.8
Net debt-to-capital[9]	% 36.6

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million.

We have certain debt agreements which require the maintenance of a certain level of capital. As at June 30, 2015, we are compliant with all our financial covenants.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will provide sufficient flexibility for our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $76.5 million this quarter

The increase in equity was mainly due to net income of $44.5 million and defined benefit plan remeasurements of $28.3 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 268,581,337 common shares issued and outstanding as at June 30, 2015 with total share capital of $580.1 million.

As at July 31, 2015, we had a total of 268,592,584 common shares issued and outstanding. [9]

9 Non-GAAP and other financial measures (see Section 5).

CAE First Quarter Report 2016 | 23

Management’s Discussion and Analysis

10.    event after THE reporting period

On July 24, 2015, we completed the sale of our mining business for an amount totaling $32.0 million in cash excluding a working capital adjustment and a potential additional consideration of up to $10.0 million that is contingent on certain financial results being met.  As a result, the net loss on discontinued operations is estimated at $6.0 million for the second quarter.

11.    CHANGEs IN ACCOUNTING POLICIES

New and amended standards adopted

The amendments to IFRS effective for the fiscal year 2016 have no material impact on our consolidated financial statements results.

New and amended standards not yet adopted

Revenue from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which supersedes IAS 11, Construction Contracts and IAS 18, Revenue, and the related interpretations on revenue recognition: IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. In July 2015, the IASB confirmed its proposal to defer the effective date of IFRS 15 to annual periods beginning on or after January 1, 2018, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

Financial Instruments

The IASB previously published versions of IFRS 9, Financial Instruments that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013.  In July 2014, the IASB released the final version of
IFRS 9, Financial Instruments which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after
January 1, 2018, with earlier application permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

Use of judgements, estimates and assumptions

The preparation of consolidated interim financial statements requires our management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2015, with the exception of a refinement in the method to estimate the cost and obligation of defined benefit plans, and changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

As at April 1, 2015, we have refined the method to estimate the cost of the Canadian defined benefit pension plans and the present value of the employee benefit obligations. In prior years, the net pension cost was estimated utilizing a single weighted average discount rate derived from the yield curve used to measure the defined benefit obligations at the beginning of the year. Under the refined method, individual discount rates are derived from the same yield curve, which reflect the different timing of benefit payments. This change in accounting estimate is accounted for prospectively. This change does not significantly affect the measurement of the employee benefit obligations and the total net pension plan cost compared to the previous method.

12.    CONTROLS AND PROCEDURES

In the first quarter ended June 30, 2015, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

24 | CAE First Quarter Report 2016

Management’s Discussion and Analysis

13. SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2016
Revenue	$557.0	(1)	(1)	(1)	557.0
Net income	$44.5	(1)	(1)	(1)	44.5
Equity holders of the Company
Continuing operations	$44.9	(1)	(1)	(1)	44.9
Discontinued operations	$(0.5)	(1)	(1)	(1)	(0.5)
Non-controlling interests	$0.1	(1)	(1)	(1)	0.1
Basic and diluted EPS attributable to equity holders of the Company	$0.17	(1)	(1)	(1)	0.17
Continuing operations	$0.17	(1)	(1)	(1)	0.17
Discontinued operations	$-	(1)	(1)	(1)	-
Earnings per share before restructuring costs	$0.19	(1)	(1)	(1)	0.19
Average number of shares outstanding (basic)	267.4	(1)	(1)	(1)	267.4
Average number of shares outstanding (diluted)	267.8	(1)	(1)	(1)	267.8
Average exchange rate, U.S. dollar to Canadian dollar	1.23	(1)	(1)	(1)	1.23
Average exchange rate, Euro to Canadian dollar	1.36	(1)	(1)	(1)	1.36
Average exchange rate, British pound to Canadian dollar	1.88	(1)	(1)	(1)	1.88
Fiscal 2015					Total
Revenue	$526.2	529.4	559.1	631.6	2,246.3
Net income	$41.6	42.5	52.9	67.7	204.7
Equity holders of the Company
Continuing operations	$43.8	42.0	52.1	63.3	201.2
Discontinued operations	$(2.0)	0.9	0.9	0.8	0.6
Non-controlling interests	$(0.2)	(0.4)	(0.1)	3.6	2.9
Basic and diluted EPS attributable to equity holders of the Company	$0.16	0.16	0.20	0.24	0.76
Continuing operations	$0.17	0.16	0.20	0.24	0.76
Discontinued operations	$(0.01)	-	-	-	-
Average number of shares outstanding (basic)	263.9	264.7	265.5	266.4	265.1
Average number of shares outstanding (diluted)	265.0	265.6	266.4	267.4	266.0
Average exchange rate, U.S. dollar to Canadian dollar	1.09	1.09	1.14	1.24	1.14
Average exchange rate, Euro to Canadian dollar	1.50	1.44	1.42	1.40	1.44
Average exchange rate, British pound to Canadian dollar	1.84	1.82	1.80	1.88	1.83
Fiscal 2014					Total
Revenue	$520.1	478.2	503.9	575.7	2,077.9
Net income	$45.4	38.2	47.6	59.9	191.1
Equity holders of the Company
Continuing operations	$44.7	38.2	45.5	59.9	188.3
Discontinued operations	$0.9	0.1	0.6	0.1	1.7
Non-controlling interests	$(0.2)	(0.1)	1.5	(0.1)	1.1
Basic and diluted EPS attributable to equity holders of the Company	$0.18	0.15	0.18	0.23	0.73
Continuing operations	$0.17	0.15	0.17	0.23	0.72
Discontinued operations	$0.01	-	0.01	-	0.01
Average number of shares outstanding (basic)	260.2	261.0	261.5	262.7	261.3
Average number of shares outstanding (diluted)	260.2	261.5	262.3	264.0	261.9
Average exchange rate, U.S. dollar to Canadian dollar	1.02	1.04	1.05	1.10	1.05
Average exchange rate, Euro to Canadian dollar	1.34	1.38	1.43	1.51	1.41
Average exchange rate, British pound to Canadian dollar	1.57	1.61	1.70	1.83	1.68

(1) Not available

CAE First Quarter Report 2016 | 25

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

		June 30	March 31
(amounts in millions of Canadian dollars)	Notes	2015	2015
Assets
Cash and cash equivalents		$284.4	$330.2
Accounts receivable	4	474.2	468.0
Contracts in progress: assets		351.4	309.8
Inventories		240.9	237.3
Prepayments		84.5	81.8
Income taxes recoverable		44.3	43.9
Derivative financial assets	13	24.3	30.3
Assets held for sale	3	61.4	61.2
Total current assets		$1,565.4	$1,562.5
Property, plant and equipment		1,454.1	1,461.2
Intangible assets		840.5	844.7
Investment in equity accounted investees		311.7	318.0
Deferred tax assets		32.1	33.2
Derivative financial assets	13	16.8	21.1
Other assets		410.9	416.2
Total assets		$4,631.5	$4,656.9

Liabilities and equity
Accounts payable and accrued liabilities		$672.2	$732.7
Provisions	10	19.9	17.5
Income taxes payable		9.3	10.6
Contracts in progress: liabilities		155.5	154.6
Current portion of long-term debt		112.7	55.5
Derivative financial liabilities	13	40.4	54.0
Liabilities held for sale	3	11.9	14.2
Total current liabilities		$1,021.9	$1,039.1
Provisions		5.6	4.6
Long-term debt		1,178.5	1,224.3
Royalty obligations		161.5	158.4
Employee benefit obligations		151.3	185.7
Deferred gains and other non-current liabilities		147.0	165.1
Deferred tax liabilities		211.8	198.6
Derivative financial liabilities	13	13.5	17.2
Total liabilities		$2,891.1	$2,993.0
Equity
Share capital		$580.1	$559.0
Contributed surplus		16.9	19.1
Accumulated other comprehensive income		180.7	177.3
Retained earnings		911.1	857.3
Equity attributable to equity holders of the Company		$1,688.8	$1,612.7
Non-controlling interests		51.6	51.2
Total equity		$1,740.4	$1,663.9
Total liabilities and equity		$4,631.5	$4,656.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE First Quarter Report 2016

Consolidated Interim Financial Statements

Consolidated Income Statement

Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2015	2014
Continuing operations
Revenue	14	$557.0	$526.2
Cost of sales		399.4	389.7
Gross profit		$157.6	$136.5
Research and development expenses		20.8	14.4
Selling, general and administrative expenses		71.8	63.9
Other gains – net	9	(4.7)	(3.8)
After tax share in profit of equity accounted investees	14	(11.5)	(9.7)
Restructuring costs	10	7.7	-
Operating profit		$73.5	$71.7
Finance income	5	(2.0)	(2.1)
Finance expense	5	20.7	18.6
Finance expense – net		$18.7	$16.5
Earnings before income taxes		$54.8	$55.2
Income tax expense		9.8	11.6
Earnings from continuing operations		$45.0	$43.6
Discontinued operations
Loss from discontinued operations	3	(0.5)	(2.0)
Net income		$44.5	$41.6
Attributable to:
Equity holders of the Company		$44.4	$41.8
Non-controlling interests		0.1	(0.2)
		$44.5	$41.6
Earnings (loss) per share from continuing and discontinued
operations attributable to equity holders of the Company
Basic and diluted – continuing operations	7	$0.17	$0.17
Basic and diluted – discontinued operations	7	-	(0.01)
		$0.17	$0.16

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2016 | 27

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income (Loss)

Three months ended June 30
(amounts in millions of Canadian dollars)	2015	2014
Net income	$44.5	$41.6
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$(1.2)	$(60.1)
Net gain on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	8.7	15.7
Reclassification to income	(4.0)	-
Income taxes	0.6	2.8
Share in foreign currency translation difference of equity accounted investees	(5.8)	(8.0)
	$(1.7)	$(49.6)
Net change in cash flow hedges
Effective portion of changes in fair value of cash flow hedges	$1.3	$18.5
Reclassification to income	5.3	(2.7)
Income taxes	(1.8)	(4.3)
After tax share in net change of cash flow hedges of equity accounted investees	0.5	0.2
	$5.3	$11.7
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial asset	$0.1	$-
	$0.1	$-
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	$38.9	$(9.4)
Income taxes	(10.6)	2.5
	$28.3	$(6.9)
Other comprehensive income (loss)	$32.0	$(44.8)
Total comprehensive income (loss)	$76.5	$(3.2)
Attributable to:
Equity holders of the Company	$76.1	$(2.6)
Non-controlling interests	0.4	(0.6)
	$76.5	$(3.2)
Total comprehensive income (loss) attributable to equity holders of the Company:
Continuing operations	$75.1	$(0.2)
Discontinued operations	1.0	(2.4)
	$76.1	$(2.6)

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE First Quarter Report 2016

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
Three months ended June 30, 2015		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		266,903,070	$559.0	$19.1	$177.3	$857.3	$1,612.7	$51.2	$1,663.9
Net income		-	$-	$-	$-	$44.4	$44.4	$0.1	$44.5
Other comprehensive income (loss):
Foreign currency translation		-	-	-	(2.0)	-	(2.0)	0.3	(1.7)
Net changes in cash flow hedges		-	-	-	5.3	-	5.3	-	5.3
Net changes in available-for-sale financial instruments		-	-	-	0.1	-	0.1	-	0.1
Defined benefit plan remeasurements		-	-	-	-	28.3	28.3	-	28.3
Total comprehensive income		-	$-	$-	$3.4	$72.7	$76.1	$0.4	$76.5
Stock options exercised		1,269,550	11.6	-	-	-	11.6	-	11.6
Optional cash purchase		1,065	-	-	-	-	-	-	-
Transfer upon exercise of stock options		-	3.5	(3.5)	-	-	-	-	-
Share-based payments		-	-	1.3	-	-	1.3	-	1.3
Stock dividends	7	407,652	6.0	-	-	(6.0)	-	-	-
Cash dividends	7	-	-	-	-	(12.9)	(12.9)	-	(12.9)
Balances, end of period		268,581,337	$580.1	$16.9	$180.7	$911.1	$1,688.8	$51.6	$1,740.4

		Attributable to equity holders of the Company
Three months ended June 30, 2014		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period		263,771,443	$517.5	$19.5	$129.5	$775.1	$1,441.6	$40.6	$1,482.2
Net income		-	$-	$-	$-	$41.8	$41.8	$(0.2)	$41.6
Other comprehensive income (loss):
Foreign currency translation		-	-	-	(49.2)	-	(49.2)	(0.4)	(49.6)
Net changes in cash flow hedges		-	-	-	11.7	-	11.7	-	11.7
Defined benefit plan remeasurements		-	-	-	-	(6.9)	(6.9)	-	(6.9)
Total comprehensive income (loss)		-	$-	$-	$(37.5)	$34.9	$(2.6)	$(0.6)	$(3.2)
Stock options exercised		494,312	5.4	-	-	-	5.4	-	5.4
Optional cash purchase		1,055	-	-	-	-	-	-	-
Transfer upon exercise of stock options		-	1.4	(1.4)	-	-	-	-	-
Share-based payments		-	-	1.0	-	-	1.0	-	1.0
Stock dividends	7	392,969	5.3	-	-	(5.3)	-	-	-
Cash dividends	7	-	-	-	-	(10.5)	(10.5)	-	(10.5)
Balances, end of period		264,659,779	$529.6	$19.1	$92.0	$794.2	$1,434.9	$40.0	$1,474.9

The balance of retained earnings and accumulated other comprehensive income as at June 30, 2015 was $1,091.8 million (2014 – $886.2 million).
The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2016 | 29

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

Three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2015	2014
Operating activities
Earnings from continuing operations		$45.0	$43.6
Adjustments for:
Depreciation of property, plant and equipment	14	28.1	25.4
Amortization of intangible and other assets	14	22.0	18.8
Financing cost amortization	5	0.4	0.4
After tax share in profit of equity accounted investees		(11.5)	(9.7)
Deferred income taxes		3.8	5.3
Investment tax credits		(8.7)	(2.9)
Share-based compensation		(0.9)	2.3
Defined benefit pension plans		3.9	0.8
Amortization of other non-current liabilities		(9.8)	(7.6)
Other		(5.5)	9.1
Changes in non-cash working capital	11	(113.2)	(82.7)
Net cash (used in) provided by operating activities		$(46.4)	$2.8
Investing activities
Business combinations	11	$(0.7)	$(2.0)
Capital expenditures for property, plant and equipment		(23.6)	(39.7)
Proceeds from disposal of property, plant and equipment		0.1	0.4
Capitalized development costs		(7.1)	(12.9)
Enterprise resource planning (ERP) and other software		(2.5)	(5.0)
Net proceeds from (payments to) equity accounted investees		0.3	(2.5)
Dividends received from equity accounted investees		12.3	5.9
Other		0.2	1.3
Net cash used in investing activities		$(21.0)	$(54.5)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities		$133.0	$122.5
Repayment of borrowing under revolving unsecured credit facilities		(106.7)	(80.0)
Proceeds from long-term debt, net of transaction costs		6.5	6.3
Repayment of long-term debt		(5.5)	(4.5)
Repayment of finance lease		(3.9)	(3.7)
Dividends paid		(12.9)	(10.5)
Common stock issuance		11.6	5.4
Net cash provided by financing activities		$22.1	$35.5
Effect of foreign exchange rate changes on cash
and cash equivalents		$(0.5)	$(7.6)
Net decrease in cash and cash equivalents		$(45.8)	$(23.8)
Cash and cash equivalents, beginning of period		330.2	312.3
Cash and cash equivalents, beginning of period,
related to discontinued operations		-	(7.7)
Cash and cash equivalents, end of period		$284.4	$280.8
Supplemental information:
Dividends received		$12.3	$5.9
Interest paid		10.0	10.6
Interest received		2.4	2.3
Income taxes paid		7.1	8.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

30 | CAE First Quarter Report 2016

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements

(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 12, 2015.

NOTE 1 – NATURE OF OPERATIONS AND summary of SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)     Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services;

(ii)    Defence and Security – Is a training systems integrator for defence forces across the air, land and sea domains, and for government and civil security organizations responsible for public safety;

(iii)   Healthcare – Designs, manufactures and markets simulators, simulation centre management solutions and courseware for training of medical and allied healthcare students and clinicians in educational institutions, hospitals and defence organizations.

The Company’s mining business which provides mining services and tools has been classified as held for sale (see Note 3).

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Civil Aviation Training Solutions segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The segment activities are also affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced lower demand during the second quarter.

Order intake for the Defence and Security segment can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2015, except for the changes in accounting policies described in Note 2. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2015.

These consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook (referred to as IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

These consolidated interim financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, available-for-sale financial assets and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

CAE First Quarter Report 2016 | 31

Notes to the Consolidated Interim Financial Statements

Use of judgements, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2015, with the exception of a refinement in the method to estimate the cost and obligation of defined benefit plans, and changes in estimates that are required in determining the provision for income taxes. Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

As at April 1, 2015, the Company has refined the method to estimate the cost of the Canadian defined benefit pension plans and the present value of the employee benefit obligations. In prior years, the net pension cost was estimated utilizing a single weighted average discount rate derived from the yield curve used to measure the defined benefit obligations at the beginning of the year. Under the refined method, individual discount rates are derived from the same yield curve, which reflect the different timing of benefit payments. This change in accounting estimate is accounted for prospectively. This change does not significantly affect the measurement of the employee benefit obligations and the total net pension plan cost compared to the previous method.

NOTE 2 – cHANGES IN ACCOUNTING POLICIES

New and amended standards adopted by the Company

The amendments to IFRS effective for the fiscal year 2016 have no material impact on the Company’s consolidated financial statements results.

New and amended standards not yet adopted by the Company

Revenue from contracts with customers

In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which supersedes IAS 11, Construction Contracts and IAS 18, Revenue, and the related interpretations on revenue recognition: IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services. In July 2015, the IASB confirmed its proposal to defer the effective date of IFRS 15 to annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Financial Instruments

The IASB previously published versions of IFRS 9, Financial Instruments that introduced new classification and measurement requirements in 2009 and 2010 and a new hedge accounting model in 2013.  In July 2014, the IASB released the final version of  IFRS 9, Financial Instruments which replaces earlier versions of IFRS 9 issued and completes the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective for annual periods beginning on or after
January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

32 | CAE First Quarter Report 2016

Notes to the Consolidated Interim Financial Statements

NOTE 3 – Net assets held for sale and discontinued operations

The Company decided to divest its mining business following the decision to focus its resources and capital investment in targeted growth opportunities in its other three core markets: Civil Aviation Training Solutions, Defence and Security, and Healthcare. The related assets and liabilities have been presented as held for sale. On July 24, 2015, the sale of the mining business was finalized (see Note 16).

The assets and liabilities classified as held for sale are as follows:
	June 30	March 31
	2015	2015
Current assets(1)	$14.3	$15.8
Intangible assets	44.5	42.9
Other non-current assets	2.6	2.5
Assets held for sale	$61.4	$61.2
Current liabilities	$10.7	$12.9
Other non-current liabilities	1.2	1.3
Liabilities held for sale	$11.9	$14.2
Net assets held for sale	$49.5	$47.0
(1) Includes cash and cash equivalents

Analysis of the result of discontinued operations is as follows:

Three months ended June 30	2015	2014
Revenue	$7.4	$8.4
Expenses	7.4	9.3
Earnings (loss) before income taxes and measurement to fair value	$-	$(0.9)
Income tax expense	0.5	0.2
Earnings (loss) before measurement to fair value	$(0.5)	$(1.1)
Earnings (loss) on measurement to fair value of assets held for sale	-	(1.0)
Income tax recovery	-	0.1
Loss from discontinued operations	$(0.5)	$(2.0)

Three months ended June 30	2015	2014
Net cash provided by (used in) operating activities	$1.3	$(2.8)
Net cash used in investing activities	(0.6)	(1.1)

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable are as follows:
	June 30	March 31
	2015	2015
Current trade receivables	$143.1	$170.6
Past due trade receivables
1-30 days	48.1	52.9
31-60 days	19.9	10.9
61-90 days	18.5	12.8
Greater than 90 days	50.9	58.9
Allowance for doubtful accounts	(15.3)	(15.6)
Total trade receivables	$265.2	$290.5
Accrued receivables	115.8	103.0
Receivables from related parties (Note 15)	45.0	28.7
Other receivables	48.2	45.8
Total accounts receivable	$474.2	$468.0

CAE First Quarter Report 2016 | 33

Notes to the Consolidated Interim Financial Statements

NOTE 5 – finance EXPENSE – NET

Three months ended June 30	2015	2014
Finance expense:
Long-term debt (other than finance leases)	$14.0	$13.3
Finance leases	2.6	2.4
Royalty obligations	2.1	1.6
Employee benefit obligations	1.4	1.2
Financing cost amortization	0.4	0.4
Provisions and other non-current liabilities	0.2	0.4
Other	1.1	0.3
Borrowing costs capitalized (1)	(1.1)	(1.0)
Finance expense	$20.7	$18.6
Finance income:
Loans and finance lease contracts	$(1.8)	$(1.8)
Other	(0.2)	(0.3)
Finance income	$(2.0)	$(2.1)
Finance expense – net	$18.7	$16.5
(1) The average capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.00% for the three months ended June 30, 2015 (2014 – 3.75%).

NOTE 6 – GOVERNMENT ASSISTANCE

The following table provides aggregate information regarding contributions recognized and amounts not yet received for the projects New Core Markets and Innovate:

Three months ended June 30	2015	2014
Outstanding contribution receivable, beginning of period	$8.8	$5.0
Contributions	6.1	7.8
Payments received	(7.1)	(2.9)
Outstanding contribution receivable, end of period	$7.8	$9.9

The aggregate contributions recognized for all programs are as follows:

Three months ended June 30	2015	2014
Contributions credited to capitalized expenditures:
Project New Core Markets	$0.1	$0.6
Project Innovate	1.1	2.5
Contributions credited to income:
Project New Core Markets	0.5	0.4
Project Innovate	4.4	4.3
Total contributions:
Project New Core Markets	$0.6	$1.0
Project Innovate	5.5	6.8

There are no unfulfilled conditions or unfulfilled contingencies attached to these government contributions.

NOTE 7 – Earnings per share and dividends

The denominators for the basic and diluted earnings per share computations are as follows:

Three months ended June 30	2015	2014
Weighted average number of common shares outstanding	267,424,196	263,945,491
Effect of dilutive stock options	370,301	1,071,240
Weighted average number of common shares outstanding for diluted earnings per share calculation	267,794,497	265,016,731

As at June 30, 2015, options to acquire 1,640,300 common shares (2014 – 1,430,400) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

The dividends declared for the first quarter of fiscal 2016 were $18.9 million or $0.07 per share (2015 – $15.8 million or $0.06 per share).

34 | CAE First Quarter Report 2016

Notes to the Consolidated Interim Financial Statements

NOTE 8 – EMPLOYEE compensation

The total employee compensation expense recognized in the determination of net income is as follows:

Three months ended June 30	2015	2014
Salaries and other short-term employee benefits	$179.9	$173.6
Share-based payments, net of equity swap	7.5	4.6
Post-employment benefits – defined benefit plans(1)	8.9	6.4
Post-employment benefits – defined contribution plans	2.3	2.0
Termination benefits	8.3	2.9
Total employee compensation expense	$206.9	$189.5
(1) Includes net interest on employee benefit obligations.

NOTE 9 – other gains – net

Three months ended June 30	2015	2014
Disposal of property, plant and equipment	$0.1	$0.1
Net foreign exchange gain (losses)	3.2	(1.4)
Reversal of royalty obligations	-	4.0
Other	1.4	1.1
Other gains – net	$4.7	$3.8

NOTE 10 – Restructuring costs

The Company has implemented a process improvement program to realize the benefits from the transformation of its production processes and product offering to further strengthen its competitive position, which will further reduce its workforce over the next 12 months. Restructuring costs, consisting mainly of severances and other related costs, were recognized in net income and in current provision during the quarter.

Changes in the restructuring provision are as follow:

Three months ended June 30	2015	2014
Provision, beginning of period	$4.7	$13.1
Additions	8.8	-
Amounts used	(2.1)	(1.3)
Unused amounts reversed	(1.1)	-
Exchange differences	-	(0.4)
Provision, end of period	$10.3	$11.4

NOTE 11 – SUPPLEMENTARY CASH FLOWS information

a) Changes in non-cash working capital are as follows:

Three months ended June 30	2015	2014
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(1.5)	$6.9
Contracts in progress: assets	(43.5)	(26.4)
Inventories	(4.2)	(30.3)
Prepayments	(1.0)	(1.4)
Income taxes recoverable	5.7	(0.6)
Accounts payable and accrued liabilities	(72.6)	(8.7)
Provisions	4.7	(4.5)
Income taxes payable	(1.6)	(3.5)
Contracts in progress: liabilities	0.8	(14.2)
Changes in non-cash working capital	$(113.2)	$(82.7)

b) Business combinations:

During the first quarter of fiscal 2016, the Company paid $0.7 million (2015 - $2.0 million) for business combination transactions that occurred in previous periods.

CAE First Quarter Report 2016 | 35

Notes to the Consolidated Interim Financial Statements

NOTE 12 – CONTINGENCIES

The Company is subject to audits from various government and regulatory agencies on an ongoing basis. As a result, from time to time, authorities may disagree with positions and conclusions taken by the Company in its filings.

During fiscal 2015, the Company received a reassessment from the Canada Revenue Agency challenging the Company’s characterization of the amounts received under the SADI program. No amount has been recognized in the Company’s financial statements, since the Company believes that there are strong grounds for defence and will vigorously defend its position. Such matters cannot be predicted with certainty, however, the Company believes that the resolution of these proceedings will not have a material adverse effect on its financial position.

NOTE 13 – Fair value of financial Instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions and are used when external data is not available. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of all financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:

(i)     The fair value of accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)    The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately, is determined using valuation techniques and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(iii)   The fair value of the available-for-sale investment, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;

(iv)   The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(v)    The fair value of provisions, long-term debts and non-current liabilities, including finance lease obligations and royalty obligations, are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities.

36 | CAE First Quarter Report 2016

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by class, are as follows at June 30, 2015:

							Carrying Value			Fair Value
	At		Available-		Loans &
	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$284.4		$-		$-		$-		$284.4	$284.4
Accounts receivable	-		-		453.2	(3)	-		453.2	453.2
Contracts in progress: assets	-		-		351.4		-		351.4	351.4
Derivative financial assets	10.7		-		-		30.4		41.1	41.1
Other assets	23.4	(4)	1.7	(5)	152.4	(6)	-		177.5	190.1
	$318.5		$1.7		$957.0		$30.4		$1,307.6	$1,320.2

							Carrying Value			Fair Value
					Other
			At		Financial
		FVTPL		(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$490.7	(7)	$-		$490.7	$490.7
Provisions			0.8		19.1		-		19.9	19.9
Total long-term debt			-		1,295.2	(8)	-		1,295.2	1,397.6
Other non-current liabilities			-		174.9	(9)	-		174.9	205.8
Derivative financial liabilities			13.7		-		40.2		53.9	53.9
			$14.5		$1,979.9		$40.2		$2,034.6	$2,167.9

The carrying values and fair values of financial instruments, by class, were as follows at March 31, 2015:

							Carrying Value			Fair Value
	At		Available-		Loans &
	FVTPL	(1)	for-Sale	Receivables			DDHR	(2)	Total
Financial assets
Cash and cash equivalents	$330.2		$-		$-		$-		$330.2	$330.2
Accounts receivable	-		-		451.1	(3)	-		451.1	451.1
Contracts in progress: assets	-		-		309.8		-		309.8	309.8
Derivative financial assets	15.2		-		-		36.2		51.4	51.4
Other assets	23.7	(4)	1.6	(5)	155.1	(6)	-		180.4	197.2
	$369.1		$1.6		$916.0		$36.2		$1,322.9	$1,339.7

							Carrying Value			Fair Value
					Other
			At		Financial
		FVTPL		(1)	Liabilities		DDHR	(2)	Total
Financial liabilities
Accounts payable and accrued liabilities			$-		$556.5	(7)	$-		$556.5	$556.5
Provisions			1.5		15.1		-		16.6	16.6
Total long-term debt			-		1,284.0	(8)	-		1,284.0	1,406.2
Other non-current liabilities			-		181.2	(9)	-		181.2	216.5
Derivative financial liabilities			16.0		-		55.2		71.2	71.2
			$17.5		$2,036.8		$55.2		$2,109.5	$2,267.0
(1) FVTPL: Fair value through profit and loss.
(2) DDHR: Derivatives designated in a hedge relationship.
(3) Includes trade receivables, accrued receivables and certain other receivables.
(4) Represents restricted cash.
(5) Represents the Company's portfolio investment.
(6) Includes non-current receivables and advances.
(7) Includes trade accounts payable, accrued liabilities, interest payable, certain payroll-related liabilities and current royalty obligations.
(8) Excludes transaction costs.
(9) Includes non-current royalty obligations and other non-current liabilities.

CAE First Quarter Report 2016 | 37

Notes to the Consolidated Interim Financial Statements

The Company did not elect to voluntarily designate any financial instruments at FVTPL; moreover, there have not been any changes to the classification of the financial instruments since inception.

Fair value hierarchy

The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial instruments, by class, which are recognized at fair value:

			June 30			March 31
			2015			2015
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
At FVTPL
Cash and cash equivalents	$284.4	$-	$284.4	$330.2	$-	$330.2
Restricted cash	23.4	-	23.4	23.7	-	23.7
Forward foreign currency contracts	8.2	-	8.2	12.4	-	12.4
Embedded foreign currency derivatives	2.2	-	2.2	2.8	-	2.8
Equity swap agreements	0.3	-	0.3	-	-	-
Available-for-sale	-	1.7	1.7	-	1.6	1.6
Derivatives designated in a hedge relationship
Forward foreign currency contracts	15.4	-	15.4	18.0	-	18.0
Foreign currency swap agreements	15.0	-	15.0	18.2	-	18.2
	$348.9	$1.7	$350.6	$405.3	$1.6	$406.9
Financial liabilities
At FVTPL
Contingent consideration arising on business combinations	$-	$0.8	$0.8	$-	$1.5	$1.5
Forward foreign currency contracts	13.7	-	13.7	15.5	-	15.5
Embedded foreign currency derivatives	-	-	-	0.1	-	0.1
Equity swap agreements	-	-	-	0.4	-	0.4
Derivatives designated in a hedge relationship
Forward foreign currency contracts	38.0	-	38.0	52.7	-	52.7
Interest rate swap agreements	2.2	-	2.2	2.5	-	2.5
	$53.9	$0.8	$54.7	$71.2	$1.5	$72.7

Changes in Level 3 financial instruments are as follows:

Three months ended June 30	2015	2014
Balance, beginning of period	$0.1	$(2.7)
Total realized and unrealized gains:
Included in other comprehensive income	0.1	-
Issued and settled	0.7	2.0
Balance, end of period	$0.9	$(0.7)

38 | CAE First Quarter Report 2016

Notes to the Consolidated Interim Financial Statements

NOTE 14 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare		Total
Three months ended June 30	2015	2014	2015	2014	2015	2014	2015	2014
External revenue	$336.2	$308.9	$196.9	$197.9	$23.9	$19.4	$557.0	$526.2
Depreciation and amortization
Property, plant and equipment	23.9	22.0	3.5	2.7	0.7	0.7	28.1	25.4
Intangible and other assets	7.2	6.8	12.0	9.5	2.8	2.5	22.0	18.8
Write-downs (reversals of write-downs)
of accounts receivable – net	0.7	(0.3)	-	(0.1)	-	-	0.7	(0.4)
After tax share in profit of equity
accounted investees	10.1	7.4	1.4	2.3	-	-	11.5	9.7
Segment operating income	57.0	49.5	23.6	21.9	0.6	0.3	81.2	71.7

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

Three months ended June 30							2015	2014
Civil Aviation Training Solutions							$28.6	$39.3
Defence and Security							3.8	15.3
Healthcare							0.9	3.2
Total capital expenditures							$33.3	$57.8

Operating profit
The following table provides a reconciliation between total segment operating income and operating profit:

Three months ended June 30							2015	2014
Total segment operating income							$81.2	$71.7
Restructuring costs (Note 10)							(7.7)	-
Operating profit							$73.5	$71.7

CAE First Quarter Report 2016 | 39

Notes to the Consolidated Interim Financial Statements

Assets and liabilities employed by segment

The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, investment in equity accounted investees, derivative financial assets and other assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:
	June 30	March 31
	2015	2015
Assets employed
Civil Aviation Training Solutions	$2,594.3	$2,587.8
Defence and Security	1,102.7	1,079.3
Healthcare	243.0	250.1
Assets classified as held for sale (Note 3)	61.4	61.2
Assets not included in assets employed	630.1	678.5
Total assets	$4,631.5	$4,656.9
Liabilities employed
Civil Aviation Training Solutions	$571.3	$603.6
Defence and Security	353.3	403.8
Healthcare	45.2	43.6
Liabilities classified as held for sale (Note 3)	11.9	14.2
Liabilities not included in liabilities employed	1,909.4	1,927.8
Total liabilities	$2,891.1	$2,993.0

Products and services information
The Company's revenue from external customers for its products and services are as follows:

Three months ended June 30	2015	2014
Revenue
Simulation products	$245.6	$240.9
Training and services	311.4	285.3
	$557.0	$526.2

Geographic information

The Company markets its products and services globally. Sales are attributed to countries based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to countries based on the location of the assets.

Three months ended June 30	2015	2014
Revenue from external customers
Canada	$47.7	$37.7
United States	203.7	162.5
United Kingdom	63.3	55.6
Germany	15.4	19.2
Other European countries	94.5	101.1
United Arab Emirates	17.1	25.5
China	40.9	33.4
Other Asian countries	41.0	40.9
Australia	15.1	25.1
Other countries	18.3	25.2
	$557.0	$526.2

40 | CAE First Quarter Report 2016

Notes to the Consolidated Interim Financial Statements

	June 30	March 31
	2015	2015
Non-current assets other than financial instruments and deferred tax assets
Canada	$849.9	$852.4
United States	849.0	872.3
Brazil	98.4	90.7
United Kingdom	296.4	292.6
Luxembourg	173.9	170.3
Netherlands	116.8	116.1
Other European countries	267.3	261.8
Asian countries	109.7	113.5
Other countries	78.3	90.0
	$2,839.7	$2,859.7

NOTE 15 – Related Party Transactions

The following table presents the Company’s outstanding balances with its joint ventures:

	June 30	March 31
	2015	2015
Accounts receivable (Note 4)	$45.0	$28.7
Contracts in progress: assets	27.5	28.1
Other assets	24.3	29.2
Accounts payable and accrued liabilities	13.6	13.9
Contracts in progress: liabilities	7.2	3.9

Other assets include a finance lease receivable of $16.1 million (March 31, 2015 – $17.0 million) maturing in October 2022 and carrying an interest rate of 5.14% per annum, loans receivable of $1.8 million (March 31, 2015 – $5.7 million) maturing in September 2016 and December 2017 and carrying respectively interest rates of LIBOR 6 month plus 1% and 11% per annum and a long-term interest free receivable of $6.4 million (March 31, 2015 – $6.5 million) with no repayment term. As at June 30, 2015 and March 31, 2015, there are no provisions held against any of the receivables from related parties.

The following table presents the Company’s transactions with its joint ventures:

Three months ended June 30	2015	2014
Revenue	$20.0	$35.7
Purchases	1.2	0.3
Other income	0.7	0.6

In addition, during the first quarter of fiscal 2016, transactions amounting to $0.5 million (2015 – $0.6 million) were made, at market prices, with organizations of which some of the Company’s directors are officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services is shown below:

Three months ended June 30	2015	2014
Salaries and other short-term employee benefits	$0.9	$1.2
Post-employment benefits – defined benefit plans(1)	0.3	0.4
Share-based payments	2.1	0.7
	$3.3	$2.3
(1) Includes net interest on employee benefit obligations.

NOTE 16 – Event after the reporting period

On July 24, 2015, the Company completed the sale of its mining business for an amount totaling $32.0 million in cash excluding a working capital adjustment and a potential additional consideration of up to $10.0 million that is contingent on certain financial results being met. As a result, the net loss on discontinued operations is estimated at $6.0 million for the second quarter.

CAE First Quarter Report 2016 | 41